Exhibit-21.1

Type:  Exhibit- 21.1
Description: Subsidiaries of the Company.

Citizens Capital Corp. (the "Company") is principally a holding company which acquires and/or internally develops those operating entities, assets and/or marketing rights which provide the Company with an initial entry into new markets or serve as complimentary additions to existing operations, assets and/or products.

The Company currently operates through the following four (4) wholly owned subsidiaries:

Landrush Realty Corporation ("Landrush"); a Texas corporation, organized to operate in home equity loan marketing; commercial; hotel and residential real estate investment and development - (97%).

Media Force Sports & Entertainment Inc. ("Media Force"); a Texas corporation, organized to operate in print, graphic, broadcast and entertainment media production - (97%).

SCOR Brands Inc. ("SCOR"), a Texas corporation, organized to operate in the design, marketing and distribution of SCOR® branded athletic shoes and apparel - (97%).

DLFA Industries, Inc. ("Industries"), a Texas corporation, organized to operate in the industrial business acquisition market segment, as well as, in the operation and broadcast of sports and entertainment assets – (100%).